UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35677 / July 15, 2025

In the Matter of:

Sound Point Meridian Capital, Inc.
Sound Point Alternative Income Fund
Sound Point Meridian Management Company, LLC
Sound Point Capital Management, LP
Sound Point CLO C-MOA
and certain of their affiliated entities as described on Schedule A and Schedule B of the application

375 Park Avenue, 33rd Floor
New York, NY 10152

812-15593

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Sound Point Meridian Capital, Inc., et al. filed an application on June 27, 2024, and amendments to the application on December 23, 2024, April 3, 2025, April 15, 2025, May 13, 2025, June 4, 2025, and June 11, 2025, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered closed-end management investment companies and business development companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On June 17, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35641). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Sound Point Meridian Capital, Inc., et al. (File No. 812-15593) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.